Exhibit 5.1

August 2, 2017

To:
Kamada Ltd.
2 Holzman Street
Science Park, P.O. Box 4081
Rehovot, 7670402
Israel

Re: Kamada Ltd.

Ladies and Gentlemen:

We have acted as Israeli counsel to Kamada Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the issuance and sale by the Company of 3,333,334 ordinary shares (the “Firm Shares”), par value NIS 1.00 per share, of the Company (“Ordinary Shares”), pursuant to the terms of an Underwriting Agreement dated July 28, 2017 (the “Underwriting Agreement”) among the Company and the several underwriters named in Schedule A thereto (the “Underwriters”), and, at the option of the Underwriters, the issuance and sale by the Company of up to an additional 500,000 Ordinary Shares (the “Option Shares”, and together with the Firm Shares, the “Shares” and the “Offering”).

The Offering is being effected pursuant to the registration statement on Form F-3 (File No. 333-214816) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, amended (the “Securities Act”) on November 28, 2016, as amended by Amendment No. 1 thereto, including the prospectus contained therein, as supplemented by the preliminary prospectus supplement dated July 27, 2017 and the final prospectus supplement dated July 28, 2017, in each case as filed by the Company with the SEC pursuant to Rule 424(b)(5) under the Securities Act (collectively, the “Prospectus”).

In connection herewith, we have examined the originals, or photocopies or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement and the Prospectus; (ii) the Underwriting Agreement; (iii) a copy of the memorandum of association of the Company and articles of association of the Company, as currently in effect (the “Articles”); (iv) resolutions of the board of directors of the Company (the “Board”) and the Pricing Committee thereof that relate to the Registration Statement, the Prospectus and the actions to be taken under the Underwriting Agreement and in connection with the Offering; and (v) such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.  We have also made inquiries of such officers and representatives as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies and the authenticity of the originals of such latter documents.  We have assumed the same to have been properly given and to be accurate.  As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.  We have also assumed the truth of all facts communicated to us by the Company and that all consents and minutes of meetings of committees of the Board, the Board and the shareholders of the Company that have been provided to us are true and accurate and have been properly prepared in accordance with the Articles and all applicable laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized, and, upon payment to the Company of the consideration per Share in such amount and form as is set forth in the Underwriting Agreement, and when issued and sold in the Offering as described in the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

Members of our firm are admitted to the Bar in the State of Israel, and we do not express any opinion as to the laws of any other jurisdiction.  This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (as an exhibit to a Report of Foreign Private Issuer on Form 6-K that is incorporated by reference in the Registration Statement) and to the reference to our firm appearing under the caption “Legal Matters” and “Enforceability of Civil Liabilities” in the Prospectus.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of the SEC’s Regulation S-K under the Securities Act.

This opinion letter is rendered as of the date hereof and we disclaim any obligation to advise you of facts, circumstances, events or developments that may be brought to our attention after the effective date hereof that may alter, affect or modify the opinions expressed herein.

Very truly yours, /s/ Fischer Behar Chen Well Orion & Co. Fischer Behar Chen Well Orion & Co.